100 East Wisconsin Avenue Suite 3300 Milwaukee, WI 53202-4108 Phone 414.271.6560 Fax 414.277.0656
Geoffrey R. Morgan Direct 414.225.2752 Email grmorgan@michaelbest.com

April 25, 2005

United States Securities and Exchange Commission
Attn: Barbara C. Jacobs
Assistant Director
Office of Computers and Online Services
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Merge Technologies Incorporated
Preliminary Proxy Statement on Schedule 14A Filed March 11, 2005
File Number 0-29486

Dear Ms. Jacobs:

This will summarize the conversation among Scott Veech, Chief Financial Officer of Merge Technologies Incorporated, Dean Stieber, KPMG Audit partner, and members of the Staff of the Division of Corporation Finance on Friday April 22, 2005 regarding the issue of determination of the accounting acquirer for SEC reporting purposes and regarding the request by the Staff for additional information regarding deferred revenue.

In response to questions raised by the Staff, Merge's CFO confirmed that:

  1.
  Cedara agreed to the composition of the Board of Directors and senior management of the combined company in part because of Merge's success in managing multiple sales channels and in managing marketing and sales to the "end user" market. It was believed that this proven success was in large part due to the management of Merge;

  2.
  All directors of the combined company will have one vote; there are no agreements for any extraordinary voting rights or other authority for any board members of the combined company;

  3.
  There are no agreements or other arrangements between Merge and Cedara for recomposition of the Board of Directors or senior management of the combined company other than as set forth in the proxy statement;

  4.
  The current plan is for senior management of the combined company to be comprised mostly of existing Merge senior management; most notably, the Merge CEO and Merge CFO will hold these respective positions with the combined company;

  5.
  There are no agreements between Merge and Cedara for any change or recomposition of the Nominating Committee of the Board of Directors of the combined company and, accordingly, the current Merge directors serving on the Nominating Committee, will continue to have control of the nomination of and recommendation for directors of the combined company;

  6.
  There are no agreements for the issuance of options or shares of the combined company other than as set forth in the proxy statement.

  7.
  Merge has updated Footnote 8 on Page 175 of the proxy statement to further discuss the items comprising deferred revenue and to summarize the analysis performed to calculate estimated fair value as requested by the Staff.

Thanks again for your prompt response and attention to this matter.

If you have any questions or would like additional clarification, please don't hesitate to call.

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

/s/ Geoffrey R. Morgan

Geoffrey R. Morgan

GRM:mkb

cc:
Mr. Scott T. Veech